NYSE
AN ICE EXCHANGE

January 17, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of the following series of Elevation Series Trust, under the Exchange Act of 1934:

- Clough Hedged Equity ETF
- Clough Select Equity ETF

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**